Jupitermedia Corporation

23 Old Kings Highway South

Darien, CT 06820

October 20, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Division of Corporation Finance

Re:	Jupitermedia Corporation
Registration Statement on Form S-3 filed September 7, 2005, as amended
Registration No. 333-128148

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing.

Jupitermedia acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. Jupitermedia further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Jupitermedia from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Jupitermedia further acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JUPITERMEDIA CORPORATION

By:	/s/ Christopher S. Cardell
Name: Christopher S. Cardell Title: President and Chief Operating Officer

cc: Jeffrey R. Poss, Esq.